SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended June 30, 2004


                                       OR


                 [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         Commission file number 0-24040


                  A. Full title of the plan and the address of
                     the plan, if different from that of the
                               issuer named below:


                      Penn Federal Savings Bank 401(k) Plan


                    B. Name of issuer of the securities held
                       pursuant to the plan and the address of its
                           principal executive office:

                        PennFed Financial Services, Inc.

                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

                        Financial Statements and Exhibits
                        ---------------------------------


(a) Financial Statements for the Years Ended June 30, 2004 and 2003,
Supplemental Schedule as of June 30, 2004, and Report of Independent Registered
Public Accounting Firm.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b) Exhibits
(23) Consent of Independent Registered Public Accounting Firm (following financial statements).


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

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------



                                                                                                Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                          1

FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND 2003 AND FOR THE YEAR ENDED JUNE
   30, 2004:

   Statements of Net Assets Available for Benefits                                               2

   Statement of Changes in Net Assets Available for Benefits                                     3

   Notes to Financial Statements                                                                4-7

SUPPLEMENTAL SCHEDULE:


   Form 5500, Schedule H, Part IV Line 4i, Schedule of Assets (Held at Year End)
   as of June 30, 2004                                                                           8


EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended June 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





/s/ Deloitte & Touche LLP

December 14, 2004


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PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2004 AND 2003
--------------------------------------------------------------------------------


                                              2004                2003

ASSETS:

  Investments, at fair value               $6,929,745          $5,587,276
  Participant loans receivable                 25,884              13,263

                                           ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $6,955,629          $5,600,539
                                           ==========          ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 2004
--------------------------------------------------------------------------------


ADDITIONS:
    Employer's contributions                               $  136,432
    Participants' contributions                               483,676
                                                           ----------

           Total contributions                                620,108

    Interest income                                             1,146
    Investment income                                          99,519
    Net appreciation in fair value of investments             791,852
                                                           ----------

          Total additions                                   1,512,625

DEDUCTIONS:
    Payments to participants                                  157,535
                                                           ----------

INCREASE IN NET ASSETS                                      1,355,090

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                         5,600,539
                                                           ----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR             $6,955,629
                                                           ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2004 AND 2003, AND FOR THE YEAR ENDED JUNE 30, 2004
--------------------------------------------------------------------------------



1.   PLAN DESCRIPTION

     The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     General--The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty one and completing three months of service at Penn Federal Savings Bank (the "Bank").

     Contributions


               (a) Salary Deferral Contributions-- An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. ("Penn Fed"). In 2004, the total amount that could be deferred was $13,000 (adjusted annually). In addition, certain eligible participants can contribute additional amounts as catch-up contributions, thereby increasing the total elective deferrals to $14,000 or $16,000 for 2003 and 2004, respectively.

               (b) Matching Employer Contributions- The employer matching contribution is equal to a percentage of a participant's contribution, determined each year by the employer in its sole discretion.

               (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

     Participant Loans --Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits. Principal and interest is paid ratably through payroll deductions.

     Participant Accounts--Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant contribution and the Bank's matching contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which participant is entitled is the benefit that can be provided from participant's vested account.

     Benefit Payments--Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees.

     During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation--The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of estimates-- The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments including the common stock of PennFed Financial Services, Inc. and mutual funds. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition--Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Fundamental Growth Fund and Ready Asset Trust Fund were managed by Merrill Lynch ("ML") and held by Frontier Trust Company. Investments in mutual funds consisting of the MFS Emerging Growth Fund and Massachusetts Investors Trust Fund were managed by Massachusetts Financial Services Company ("MFS"). Investments in mutual funds and investments in Penn Fed common stock are valued and recorded at market value as determined by quoted market prices, which represent the net asset value of the shares held by the Plan at the end of the year. The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

     Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2004 or 2003. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

     Administrative Expenses--The Bank has elected to pay certain administrative expenses on behalf of the Plan.

     Forfeitures-- At June 30, 2004 and 2003, forfeited nonvested accounts totaled $11,146 and $5,579, respectively. These accounts were used to reduce employer contributions.

3.   INVESTMENTS

     The Plan's investments are held in a trust fund. The values of individual investments that represent 5% or more of the total Plan's assets at June 30, 2004 and 2003 are as follows:



                                                                       2004            2003

Investments at fair value as determined by quoted market price:
  ML Basic Value Fund                                               $1,494,556     $  999,885
  ML Global Allocation Fund                                          1,379,616        995,887
  PennFed Financial Services, Inc. Stock                               830,840        782,022
  ML Fundamental Growth Fund                                           743,585        509,284
  ML Ready Asset Trust Fund                                            702,861        707,265
  ML Capital Fund                                                      630,880        502,030
  ML Corporate Intermediate Bond Fund                                  560,787        586,812
  MFS Emerging Growth Fund                                             411,091             --


During the year ended June 30, 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $791,852 as follows:



Investments at fair value as determined by quoted market price:
  Mutual funds                                                      $665,691
  Common stock                                                       126,161
                                                                    --------

           Net appreciation in investments                          $791,852
                                                                    ========

4.   RELATED PARTIES

     Employees of the Bank, who may also be participants of the Plan, perform certain administrative functions on behalf of the Plan. No such employee receives compensation from the Plan. At June 30, 2004 and 2003, the Plan held 25,010 and 28,181 shares, respectively, of common stock of PennFed Financial Services, Inc., the parent of Penn Federal Savings Bank, with cost basis of $565,263 and $573,846, respectively. During the year ended June 30, 2004, the Plan recorded dividends of $10,052 from these shares.

5.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, all participants automatically become fully vested in their accounts, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

6.   TAX STATUS

     The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated November 27, 2001. The Plan has been amended since receiving the opinion letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.   SUBSEQUENT EVENT


     In October 2004, Penn Fed declared a 2-for-1 split in the form of a 100% stock dividend, paid to the stockholders on October 29, 2004. The dividend was paid from authorized but unissued shares of common stock of Penn Fed. The par value of the stock was not affected by the split.

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

PENN FEDERAL SAVINGS BANK 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, Line 4i                                   EIN NUMBER 22-1192273
SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                        PLAN NUMBER 002
AS OF JUNE 30, 2004
-----------------------------------------------------------------------------------------------


                                                                       Number          Current
                    Description                                       of Units          Value

Registered Investment Companies:

Merrill Lynch Basic Value Fund                                       47,087.455      $1,494,556
Merrill Lynch Global Allocation Fund                                 89,064.964       1,379,616
Merrill Lynch Fundamental Growth Fund                                44,606.153         743,585
Merrill Lynch Ready Asset Trust Fund                                702,861.000         702,861
Merrill Lynch Captial Fund                                           23,383.260         630,880
Merrill Lynch Corporate Intermediate Bond Fund                       47,605.050         560,787
MFS Emerging Growth Fund                                             13,795.015         411,091
MFS Massachusetts Investors Trust Fund                               10,980.291         174,916
CMA Money Fund                                                          611.940             612
                                                                                      ---------
Total Registered Investment Companies                                                 6,098,905

Common Stock:

  *PennFed Financial Services, Inc. Stock                            25,010.239         830,840
                                                                                     ----------

Participant loans with interest rates of
6.00% to 8.75%, with due dates ranging from
  2004 to 2008                                                                           25,884
                                                                                     ----------

Total investments                                                                    $6,955,629
                                                                                     ==========


* Party-in-interest as defined by ERISA.

Cost information is not required for participant-directed investments and, therefore, is not included.

                                  EXHIBIT INDEX


 Exhibit
 Number
 ------

    23                            Consent of Deloitte & Touche LLP